VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

April 15, 2026

Re:	Concorde Essential Properties Fund LLC (CIK: 0002094263)
Offering Statement on Form 1-A/A, filed April 13, 2026
File No. 024-12724

To Whom It May Concern:

On behalf of Concorde Essential Properties Fund LLC, I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Daylight Time, on Friday, April 17, 2026, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Red Rock Securities Law